United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Production Report
Signatures

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

CVRD – Production Report for the Second Quarter of 2004

Production continues to grow and iron ore output reaches a new record

Rio de Janeiro, August 03, 2004 – Companhia Vale do Rio Doce (CVRD) continued to increase the production of its main products in the second quarter of 2004 (2Q04) in response to the strong growth in global demand for ores and metals. The volume of iron ore produced was the largest in the Company’s history.

The Sossego copper mine began its production ramp-up in the quarter. This is a landmark event in the development of the non-ferrous minerals business of CVRD and a new platform for shareholder value creation.

Highlights

•	Iron Ore – record production volumes at all iron ore mining sites

Production reached an all-time high in 2Q04, both in aggregate terms as well as for each of CVRD’s iron ore main mining sites – Southern System, Carajás and Caemi.

Using the consolidation rules of US GAAP (generally accepted accounting principles in the United States), CVRD’s iron ore production rose 9.3%, increasing from 47.152 million tons in 2Q03 (including that of Caemi) to 51.516 million tons in 2Q04. Production in 2Q04 was also 10.7% higher than in the previous quarter (1Q04).

Accumulated production in the first half of 2004 amounted to 98.033 million tons, compared to 90.535 million in the same period last year, despite the shutdown of the Capanema mine in the Southern System, which produced 3.124 million tons in 1H03.

In 2Q04, the annualized production in the Southern System amounted to 98.7 million tons a year, up 9.4% compared to 1Q04 and up 6.1%, compared to the same period in 2003. The production of 24.683 million tons in 2Q04 broke the previous quarterly record, of 24.225 million, achieved in 3Q03.

Iron ore production at Carajás, of 16.255 million tons, achieved significant growth rates compared to 2Q03 (12.8%) and 1Q04 (12.2%) and registered a new record, beating the previous one, of 15.702 million tons, obtained in 4Q03.

Some unexpected problems, which occurred in the beneficiation plant equipment, prevented a better performance. However, the most recent estimates are indicating that the production target for 2004, of 70 million tons, can be achieved.

Caemi achieved record quarterly production of 10.396 million tons, beating the previous record obtained in 3Q03, of 9.449 million tons. Production volumes were up by 12.3%, both compared to the previous quarter and 2Q03.

The Capão Xavier mine started operations in mid-June and its production will be processed by the Mutuca plant. The mine’s nominal capacity is 8 million tons a year, which should be reached over the next few years.

•	Pellets – São Luís plant operating at full capacity

Under the US GAAP criteria, which does not consolidate the joint ventures’ output (Samarco, GIIC, Nibrasco, Kobrasco, Hispanobras and Itabrasco), pellet production increased 30.0%, compared to 2Q03, amounting to 4.098 million tons. This sharp increase was influenced by the operation of São Luís at full capacity, which is 6 million tons per year. The plant produced 1.556 million tons in 2Q04, a 13.5% increase qoq.

In 2Q04 CVRD produced 2.054 million tons of blast furnance pellets (BFP) and 2.044 million tons of direct reduction pellets (DRP). Total pellet production grew 9.3% qoq.

According to the BR GAAP criteria (generally accepted accounting principles in Brazil), which includes the volumes produced by the joint ventures in proportion to CVRD’s equity stake in the various companies, production in 2Q04 amounted to 8.615 million tons, compared to 7.479 million in 2Q03, an increase of 15.2%.

CVRD produced 5.365 million tons of blast furnance pellets and 3.250 million tons of direct reduction pellets in 2Q04, under BR GAAP accounting principles.

•	Manganese ore and ferro-alloys – furnace maintenance concluded at RDME

Manganese ore production totaled 614,000 tons in 2Q04, down 10.2% yoy, but up 10.4% compared to 1Q04. Accumulated production in the first half of the year amounted to 1.170 million tons, 4.1% higher than in 1H03.

Some mine planning adjustments were made at the Azul mine in Carajás, making it necessary to remove larger quantities of waste, which caused a slowdown in its production rate in 2Q04.

Ferro-alloy production registered an increase of 12.1% in 2Q04, compared to 2Q03, but showed a drop of 15.4%, compared to 1Q04. As previously announced, the electric furnace at RDME was shut down for maintenance between April 7 and June 19, 2004. As a consequence, RDME lost production of 32,000 tons, dropping from 38,000 tons in 1Q04, to just 6,000 tons in 2Q04.

In addition to maintenance, various improvements were made to the furnace at the Dunkerque plant to enhance its safety, while raising productivity. At RDME, an operational unit was brought into service for the production of a high aggregate value type of alloy – Cored Wire. This unit will be supplied with the calcium silicon alloy (CaSi), produced by CVRD at its São João del Rei plant in the state of Minas Gerais, Brazil. The Company is the world’s largest producer of CaSi. The investment amounted to only US$ 3 million. In its first phase, the volume of Cored Wire to be produced will amount to 1,700 tons a year, expected to rise to 7,000 tons by 2007.

The plant at RDMN, in Mo I Rana, Norway, is operating its two furnaces at full capacity. It produced 33,000 tons in 2Q04, the highest volume produced in any quarter since its startup in July 2003.

In 2Q04 CVRD produced 60,000 tons of Ferro Silicon Manganese (FeSiMn), 52,000 tons of High Carbon Ferro Manganese (HCFeMn), 10,000 tons of Medium Carbon Ferro Manganese (MCFeMn) and 9,000 tons of other tipes of alloys.

•	Bauxite – Trombetas operating at full capacity

Bauxite production in 2Q04 at the Trombetas mining site amounted to 4.056 million tons, in line with nominal production capacity at MRN, of 16.3 million tons a year. The production attributable to CVRD, under the BR GAAP criteria, proportional to its equity stake of 40% in MRN, amounted to 1.622 million tons.

•	Alumina – running above nominal capacity

Alumina production reached 615,000 tons of alumina in 2Q04, which is consistent with the nominal capacity of the Alunorte refinery, of 2.4 million tons a year. The volumes reached in 2Q03, of 793,000 tons and in 1Q04, of 648,000 tons, were extraordinarily high, with all the stages of the production chain running at close to full capacity at the same time in order to achieve this, which was extremely difficult to accomplish.

In the first half of the year, accumulated production amounted to 1.263 million tons, 62,000 tons higher than planned, which shows the excellent standard of productivity being achieved at the Alunorte plant.

•	Primary aluminum – Albras speeds up production

Albras produced 109,000 tons of primary aluminum in 2Q04 compared to 108,000 tons in 2Q03, and 102,000 tons in 1Q04. The volume produced in 1H04, of 211,000 tons, was practically the same as that in 1H03, of 213,000 tons.

The need to replace a higher-than-expected number of cells, due to problems caused by a slowdown in operations at the plant as a result of the power rationing enforced by the Brazilian government in the second half of 2001, resulted in a revision of the production program for 2004.

Consequently, the smelter production is likely to be similar to the levels achieved in 2003, of 432,000 tons. This volume exceeds by almost 30,000 tons the nominal capacity determined after the last plant expansion to 406,000 tons.

•	Copper – production ramp-up at Sossego

The second quarter of 2004 marked the entry of CVRD into the global copper market, with the start up of the Sossego copper mine, the only greenfield project launched in the world in 2004.

The ramp-up started in 2Q04, having produced 69,100 dry tons of copper concentrate during the quarter, the equivalent to 20,300 tons of metal, given an average copper content of 29.4%.

Average estimated annual production during the Sossego mine life is 140,000 tons of copper. Bearing in mind the fact that in the initial production phase, the ore is extracted from areas with the highest copper grade, a higher than average production can be expected in 2005.

•	Potash – excellent performance at Taquari-Vassouras

Potash production increased 6.3% in 2Q04, compared to 2Q03. Despite the limitations to the pace of mining operations due to the ongoing capacity expansion work, annualized production in the first half of 2004 amounted to 618,000 tons, higher than the current nominal capacity of the plant, of 600,000 tons.

•	Kaolin – PPSA making use of idle capacity

CVRD’s total production of kaolin in 2Q04 amounted to 290,000 tons, in line with the production in 2Q03, of 292,000 tons.

PPSA, which is specialized in the production of high brightness coarse kaolin, continues to successively expand production levels, which amounted to 108,000 tons in 2Q04, an increase of 5.0% yoy. PPSA has the nominal capacity to produce 600,000 tons per year.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

CVRD 2Q04 Production Report — US GAAP*
’000 tons

							% Change		% Change		% Change
	1Q03	2Q03	1H03	1Q04	2Q04	1H04	2Q04/2Q03		2Q04/1Q04		1H04/1H03
IRON ORE	43,383	47,152	90,535	46,517	51,516	98,033	9.3%		10.7%		8.3%
Southern System	21,319	23,272	44,591	22,557	24,683	47,240	6.1%		9.4%		5.9%
Itabira	10,545	10,840	21,385	10,314	10,759	21,073	-0.7%		4.3%		-1.5%
Mariana	3,727	4,031	7,758	4,448	4,746	9,194	17.7%		6.7%		18.5%
Middle Mines	1,824	2,392	4,216	3,334	4,508	7,842	88.5%		35.2%		86.0%
Central Mines	3,742	4,365	8,107	4,460	4,670	9,130	7.0%		4.7%		12.6%
Capanema	1,480	1,644	3,124	—	—	—	N.	M.	N.	M.	N.	M.
Carajás	13,681	14,415	28,096	14,484	16,255	30,740	12.8%		12.2%		9.4%
Urucum	231	210	441	220	181	401	-13.5%		-17.7%		-8.9%
Caemi	8,152	9,255	17,407	9,256	10,396	19,652	12.3%		12.3%		12.9%

PELLETS	2,606	3,153	5,759	3,751	4,098	7,849	30.0%		9.3%		36.3%
CVRD I and CVRD II	1,213	1,313	2,527	1,243	1,388	2,631	5.7%		11.7%		4.1%
Fabrica	922	1,219	2,141	1,137	1,154	2,291	-5.4%		1.5%		7.0%
São Luís	470	621	1,091	1,371	1,556	2,927	150.7%		13.5%		168.2%

MANGANESE ORE	440	683	1,123	556	614	1,170	-10.2%		10.4%		4.1%
Azul	290	494	785	413	419	831	-15.3%		1.4%		5.9%
Urucum	84	118	202	75	98	173	-17.1%		29.8%		-14.5%
Others	65	71	136	68	97	166	36.8%		43.3%		21.3%

FERRO-ALLOYS	105	117	222	155	131	286	12.1%		-15.4%		28.8%
RDM	70	80	151	84	88	173	9.9%		5.0%		14.7%
RDME	30	32	62	38	6	44	-82.1%		-85.0%		-29.8%
RDMN	—	—	—	28	33	61	N.	M.	15.7%		N.	M.
Urucum	5	4	9	4	4	9	-6.4%		-5.6%		-4.6%

ALUMINA	470	793	1,263	648	615	1,263	-22.5%		-5.2%		0.0%
Alunorte	470	793	1,263	648	615	1,263	-22.5%		-5.2%		0.0%

ALUMINUM	104	108	213	102	109	211	0.6%		6.3%		-0.6%
Albras	104	108	213	102	109	211	0.6%		6.3%		-0.6%

COPPER	—	—	—	—	20	20	N.	M.	N.	M.	N.	M.
Sossego	—	—	20	—	20	20	N.	M.	N.	M.	N.	M.

POTASH	160	158	318	141	168	309	6.3%		19.1%		-2.8%
Taquari-Vassouras	160	158	318	141	168	309	6.3%		19.1%		-2.8%

KAOLIN	286	292	578	299	290	589	-0.6%		-3.0%		2.0%
PPSA	99	103	202	108	108	216	5.0%		0.5%		6.9%
Caemi	187	189	376	191	182	373	-3.7%		-4.9%		-0.6%

*	Under US GAAP, CVRD consolidates the total production volumes of companies in which it has more than 50% of the voting capital and effective control.

CVRD 2Q04 Production Report — BR GAAP*
’ 000 tons

	Consolidation	CVRD's							% Change		% Change		% Change
	Methodology	Stake	1Q03	2Q03	1H03	1Q04	2Q04	1H04	2Q04/2Q03		2Q04/1Q04		1H04/1H03
IRON ORE			45,079	48,826	93,905	48,158	53,202	101,360	9.0%		10.5%		7.9%
Southern System	Total	100%	21,319	23,272	44,591	22,557	24,683	47,240	6.1%		9.4%		5.9%
Itabira			10,545	10,840	21,385	10,314	10,759	21,073	-0.7%		4.3%		-1.5%
Mariana			3,727	4,031	7,758	4,448	4,746	9,194	17.7%		6.7%		18.5%
Middle Mines			1,824	2,392	4,216	3,334	4,508	7,842	88.5%		35.2%		86.0%
Central Mines			3,742	4,365	8,107	4,460	4,670	9,130	7.0%		4.7%		12.6%
Capanema			1,480	1,644	3,124	—	—	—	N.	M	N.	M	N.	M
Carajás	Total	100%	13,681	14,415	28,096	14,484	16,255	30,740	12.8%		12.2%		9.4%
Urucum	Total	100%	231	210	441	220	181	401	-13.5%		-17.7%		-8.9%
Caemi	Total	60%	8,152	9,255	17,407	9,256	10,396	19,652	12.3%		12.3%		12.9%
Samarco	Proportional	50%	1,696	1,674	3,371	1,641	1,687	3,327	0.7%		2.8%		-1.3%

PELLETS			7,085	7,479	14,564	8,443	8,615	17,057	15.2%		2.0%		17.1%
CVRD I and CVRD II	Total	100%	1,213	1,313	2,527	1,243	1,388	2,631	5.7%		11.7%		4.1%
Fabrica	Total	100%	922	1,219	2,141	1,137	1,154	2,291	-5.4%		1.5%		7.0%
São Luís	Total	100%	470	621	1,091	1,371	1,556	2,927	150.7%		13.5%		168.2%
Nibrasco	Proportional	51%	924	870	1,794	1,097	1,090	2,187	25.2%		-0.6%		21.9%
Kobrasco	Proportional	50%	553	548	1,101	555	479	1,034	-12.5%		-13.6%		-6.1%
Hispanobrás	Proportional	51%	458	464	921	437	478	914	3.0%		9.4%		-0.8%
Itabrasco	Proportional	51%	444	443	886	414	444	858	0.3%		7.1%		-3.2%
Samarco	Proportional	50%	1,597	1,609	3,206	1,730	1,656	3,386	2.9%		-4.3%		5.6%
GIIC	Proportional	50%	504	392	896	460	370	830	-5.7%		-19.6%		-7.4%

MANGANESE ORE			440	683	1,123	556	614	1,170	-10.2%		10.4%		4.1%
Azul	Total	100%	290	494	785	413	419	831	-15.3%		1.4%		5.9%
Urucum	Total	100%	84	118	202	75	98	173	-17.1%		29.8%		-14.5%
Others	Total	100%	65	71	136	68	97	166	36.8%		43.3%		21.3%

FERRO-ALLOYS			105	117	222	155	131	286	12.1%		-15.4%		28.8%
RDM	Total	100%	70	80	151	84	88	173	9.9%		5.0%		14.7%
RDME	Total	100%	30	32	62	38	6	44	-82.1%		-85.0%		-29.8%
RDMN	Total	100%	—	—	—	28	33	61	N.	M	15.7%		N.	M
Urucum	Total	100%	5	4	9	4	4	9	-6.4%		-5.6%		-4.6%

BAUXITE			965	2,403	3,367	1,567	1,622	3,189	-32.5%		3.5%		-5.3%
MRN	Proportional	40%	965	2,403	3,367	1,567	1,622	3,189	-32.5%		3.5%		-5.3%

ALUMINA			470	793	1,263	648	615	1,263	-22.5%		-5.2%		0.0%
Alunorte	Total	57%	470	793	1,263	648	615	1,263	-22.5%		-5.2%		0.0%

ALUMINUM			117	121	238	115	122	237	1.0%		6.0%		-0.1%
Albras	Total	51%	104	108	213	102	109	211	0.6%		6.3%		-0.6%
Valesul	Proportional	55%	12	13	25	13	13	26	3.8%		3.5%		4.1%

COPPER			—	—	—	—	20	20	N.	M	N.	M	N.	M
Sossego	Total	100%			—		20	20	N.	M	N.	M	N.	M

POTASH			160	158	318	141	168	309	6.3%		19.1%		-2.8%
Taquari-Vassouras	Total	100%	160	158	318	141	168	309	6.3%		19.1%		-2.8%

KAOLIN			286	292	578	299	290	589	-0.6%		-3.0%		2.0%
PPSA	Total	82%	99	103	202	108	108	216	5.0%		0.5%		6.9%
Caemi	Total	60%	187	189	376	191	182	373	-3.7%		-4.9%		-0.6%

* 1)	Under Consolidated BR GAAP, CVRD consolidates the total production of all the companies in which CVRD has more than 50% of the voting capital and effective control.
2)	For the companies in which CVRD has shared control, consolidation is proportional to CVRD’s stake in the company.
3)	The production volumes of companies in which CVRD has minority interests are not consolidated.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2004	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer